Correspondence

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

Suite 2432, Sun Hung Kai Centre

30 Harbour Road

Wanchai, Hong Kong

+ 852 2919-8916

Email: tina19900208@163.com

June 25, 2020

VIA EDGAR

Assistant Director

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

c: Mr. Ruairi Regan

Re:       Zhong Yuan Bio-Technology Holdings Limited

(SEC File No. 333-235983)

Dear Sir or Madam:

On behalf of Zhong Yuan Bio-Technology Holdings Limited (the “Registrant”), I hereby request that Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form F-1, filed with the Commission on June 11, 2020 become effective at 5:00 pm (Eastern Daylight Time) on Monday, June 29, 2020, or as soon thereafter as possible.

The Registrant acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that this letter will be filed with the Commission via EDGAR. In light of the time difference between Washington, D.C. and China, if you have any questions or concerns, please contact Celia Velletri, Esq. at (303) 907-4842.

Sincerely,

/s/ Ting Ting Chang__________________

Ting Ting Chang

President, CEO, Secretary, and Director

c: Henry F. Schlueter

Celia Velletri